Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067   www.xjet.com
express.press@expressjet.com
832.353.3333 **main**   877.958.NEWS **toll free**

News Release

ExpressJet Special Committee Rejects SkyWest's Unsolicited Proposal And Commences Review of Strategic And Operational Alternatives

HOUSTON, April 25, 2008 -- ExpressJet Holdings, Inc. (NYSE: XJT) today announced that a Special Committee composed of independent outside members of its Board of Directors has unanimously rejected a proposal from SkyWest, Inc. (NasdaqGS: SKYW) to acquire the Company for $3.50 per share in cash.

The Special Committee, which was formed to evaluate the SkyWest proposal, has commenced a full review of strategic and operational alternatives available to ExpressJet. The strategic review will include, among other options, immediately engaging in discussions with SkyWest and other potentially interested parties to evaluate a merger at a higher price, as well as entering into discussions with Continental Airlines, Inc. (NYSE: CAL) regarding a new capacity purchase agreement.

The Special Committee reached the decision to reject the SkyWest proposal after careful consideration, including a thorough review of the proposal with Goldman Sachs & Co., its independent financial advisor, and Abrams & Laster LLP, its independent legal advisor. In making its determination to reject the SkyWest proposal, the Special Committee considered a number of factors, including:

- The Special Committee believes that the fair value of the Company's stock is substantially higher than the current SkyWest proposal and the $3.50 per share price proposed by SkyWest does not fully and fairly reflect the inherent value of ExpressJet or its prospects, whether as a stand-alone company or part of a larger entity.

- While the Special Committee recognizes that a combination of ExpressJet and SkyWest would likely produce meaningful synergies, SkyWest's current proposal does not deliver the value of these synergies to ExpressJet's stockholders. Therefore, the initial SkyWest offer is inadequate and represents an opportunistic attempt by SkyWest to acquire the Company at a price well below the true value that ExpressJet would bring to a combination.

The Special Committee reaffirmed its confidence in management's ability to successfully execute the Company's current strategic plan. Pat Kelly, Chairman of the Special Committee, noted "The ExpressJet Board and management are committed to taking all appropriate and necessary actions to enhance value for ExpressJet stockholders. As the Special Committee reviews the strategic alternatives available to the Company, we have a solid management team and employees dedicated to providing our customers with exceptional service and conducting business as usual."

- more -

In making today's announcement, ExpressJet cautions its stockholders and others considering trading in its securities that there can be no assurance that any definitive offer will be made, any agreement will be executed, or any transaction will be approved or consummated. The Company does not intend to disclose developments relating to this review unless and until the Special Committee and its Board of Directors has approved a specific agreement or transaction.

Going forward, the Special Committee will work together with its financial and legal advisors to evaluate the Company's options and determine the course of action it believes is in the best interests of all ExpressJet stockholders.

ExpressJet Background

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 175 destinations in North America and the Caribbean with approximately 1,500 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; training services through its world-class facility in Houston, Texas; and ExpressJet branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit http://www.expressjet.com.

Forward-Looking Statements

Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to: the company's continued dependence on Continental for the majority of its revenue; Continental's ability to terminate the capacity purchase agreement with the company; potential loss of access to aircraft, facilities and regulatory authorizations, as well as any airport-related services that Continental currently provides to ExpressJet; ExpressJet's new operations are less profitable than historical results; competitive responses to the company's branded entry into new markets; certain tax matters; reliance on technology and third-party service providers; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2007 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Kristy Nicholas, Investor Relations of ExpressJet Holdings, Inc., +1-832-353-1409

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